Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2007

Mr. Stephen W. Everett
President and Chief Executive Officer
Dialysis Corp of America
1302 Concourse Drive
Suite 204
Linthicum, MD   21090

Re: Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 31, 2006
File No. 000-08527

Dear Mr. Everett:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant